

February 10, 2014

Via E-mail
Jim Crawford
Chief Executive Officer
Jet Metal Corp. f/k/a Crosshair Energy Corporation
Suite 1240
West Pender Street
Vancouver, B.C.
Canada V6E 4G1

> **Re: Crosshair Energy Corporation**
> **Form 20-F for the Fiscal Year Ended April 30, 2013**
> **Filed July 25, 2013**
> **File No. 001-33439**

Dear Mr. Crawford:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing any information you provide in response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended April 30, 2013

Item 3.A. Selected Financial Data, page 3

1.   We note that you present your selected financial data prepared under IFRS side-by-side with your data prepared under Canadian GAAP. Please modify your presentation to comply with Instruction 3 of General Instruction G to Form 20-F.

Item 18. Financial Statements, page 73

Independent Auditor's Report, page 73

2.   Please address the following points related to the report provided by your independent auditor:

- Please tell us why the second paragraph makes reference to the standards of the PCAOB or revise to eliminate this reference.

- Please obtain a revised report from your auditor which includes representations in the third paragraph of the report indicating that the audit was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States). Please refer to Rule 2-02 of Regulation S-X and Instruction 2 to Item 8.A.2 of Form 20-F.

Statements of Operations and Comprehensive Loss

3.   We understand that you fully impaired your exploration and evaluation assets related to the Bootheel, Golden Promise and Juniper Ridge projects during the year ended April 30, 2013 as a result of your decision to abandon these projects. However, we note that you present the impairment of these assets as "Other Items" in your Statements of Operations and Comprehensive Loss. Please tell us why you have characterized these impairments as "other items" rather than as expenses associated with your operating activities.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Brian McAllister at (202) 551-3341 or Craig Arakawa, Accounting Branch Chief, at (202) 551- 3650 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3871 with any other questions.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining